U.S. Securities and Exchange Commission
Washington, D.C. 20549



03056940

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FeP 4/24/03
Current Report on Form 8-K 2003-S6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



APR 25 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of April, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

(Title)

PROCESSED
APR 28 2003
THOMSON FINANCIAL

rfmsi-03s6-final -- A-9

Morgan Stanley

Balance	$30,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-01	4.83	4.83	4.82	4.81	4.80	4.73	4.65
101-05	4.82	4.81	4.80	4.79	4.78	4.70	4.61
101-09	4.80	4.79	4.78	4.77	4.76	4.68	4.58
101-13	4.78	4.77	4.76	4.75	4.73	4.65	4.54
101-17	4.76	4.74	4.73	4.72	4.71	4.62	4.50
101-21	**4.74**	**4.72**	**4.71**	**4.70**	**4.69**	**4.59**	**4.47**
101-25	4.72	4.70	4.69	4.68	4.66	4.56	4.43
101-29	4.70	4.68	4.67	4.66	4.64	4.53	4.40
102-01	4.68	4.66	4.65	4.64	4.62	4.50	4.36
102-05	4.66	4.64	4.63	4.62	4.60	4.47	4.32
102-09	4.64	4.62	4.61	4.59	4.57	4.45	4.29
WAL	**8.04**	**7.65**	**7.32**	**7.04**	**6.64**	**4.97**	**3.81**
Mod Durn	**6.26**	**6.03**	**5.83**	**5.66**	**5.41**	**4.26**	**3.38**
Mod Convexity	**0.58**	**0.53**	**0.49**	**0.46**	**0.41**	**0.24**	**0.15**
Principal Window	**May03 - Apr18**	**May03 - Apr18**	**May03 - Apr18**	**May03 - Apr18**	**May03 - Apr18**	**May03 - Apr18**	**May03 - Feb10**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 04:03 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A1

Morgan Stanley

Balance	$103,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-31+	4.78	4.71	4.63	4.55	4.48	4.33	4.21
101-03+	4.75	4.67	4.59	4.50	4.42	4.26	4.13
101-07+	4.73	4.64	4.55	4.45	4.37	4.20	4.05
101-11+	4.70	4.61	4.51	4.41	4.32	4.13	3.97
101-15+	4.68	4.58	4.47	4.36	4.26	4.06	3.89
101-19+	**4.65**	**4.54**	**4.43**	**4.31**	**4.21**	**3.99**	**3.81**
101-23+	4.63	4.51	4.39	4.27	4.16	3.93	3.73
101-27+	4.60	4.48	4.35	4.22	4.10	3.86	3.65
101-31+	4.58	4.45	4.31	4.17	4.05	3.79	3.57
102-03+	4.55	4.42	4.27	4.13	4.00	3.73	3.50
102-07+	4.53	4.38	4.23	4.08	3.95	3.66	3.42
WAL	**5.94**	**4.48**	**3.51**	**2.91**	**2.52**	**1.96**	**1.66**
Mod Durn	**4.84**	**3.81**	**3.09**	**2.62**	**2.30**	**1.82**	**1.56**
Mod Convexity	**0.37**	**0.23**	**0.15**	**0.11**	**0.08**	**0.05**	**0.04**
Principal Window	**May03 - Oct16**	**May03 - Jan15**	**May03 - Jul12**	**May03 - Mar10**	**May03 - Oct08**	**May03 - Feb07**	**May03 - Apr06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 03:57 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A1

Morgan Stanley

Balance	$103,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-01	4.77	4.69	4.61	4.53	4.46	4.30	4.18
101-05	4.74	4.66	4.57	4.48	4.40	4.24	4.10
101-09	4.72	4.63	4.53	4.44	4.35	4.17	4.02
101-13	4.69	4.60	4.49	4.39	4.30	4.10	3.94
101-17	4.67	4.56	4.45	4.34	4.24	4.03	3.86
101-21	**4.64**	**4.53**	**4.41**	**4.30**	**4.19**	**3.97**	**3.78**
101-25	4.62	4.50	4.37	4.25	4.14	3.90	3.70
101-29	4.59	4.47	4.33	4.20	4.08	3.83	3.62
102-01	4.57	4.44	4.29	4.16	4.03	3.77	3.55
102-05	4.54	4.40	4.25	4.11	3.98	3.70	3.47
102-09	4.52	4.37	4.22	4.06	3.93	3.63	3.39
WAL	**5.94**	**4.48**	**3.51**	**2.91**	**2.52**	**1.96**	**1.66**
Mod Durn	**4.84**	**3.81**	**3.09**	**2.62**	**2.30**	**1.82**	**1.56**
Mod Convexity	**0.37**	**0.23**	**0.15**	**0.11**	**0.08**	**0.05**	**0.04**
Principal Window	**May03 - Oct16**	**May03 - Jan15**	**May03 - Jul12**	**May03 - Mar10**	**May03 - Oct08**	**May03 - Feb07**	**May03 - Apr06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 03:58 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabi ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A1

Morgan Stanley

Balance	$103,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-26	4.82	4.75	4.68	4.61	4.55	4.42	4.32
100-30	4.79	4.72	4.64	4.57	4.50	4.36	4.24
101-02	4.76	4.69	4.60	4.52	4.45	4.29	4.16
101-06	4.74	4.65	4.56	4.47	4.39	4.22	4.08
101-10	4.71	4.62	4.52	4.43	4.34	4.15	4.00
101-14	**4.69**	**4.59**	**4.48**	**4.38**	**4.28**	**4.09**	**3.92**
101-18	4.66	4.56	4.44	4.33	4.23	4.02	3.84
101-22	4.64	4.52	4.40	4.28	4.18	3.95	3.76
101-26	4.61	4.49	4.36	4.24	4.12	3.88	3.68
101-30	4.59	4.46	4.32	4.19	4.07	3.82	3.60
102-02	4.56	4.43	4.28	4.14	4.02	3.75	3.53
WAL	**5.94**	**4.48**	**3.51**	**2.91**	**2.52**	**1.96**	**1.66**
Mod Durn	**4.84**	**3.81**	**3.09**	**2.61**	**2.29**	**1.82**	**1.55**
Mod Convexity	**0.37**	**0.23**	**0.15**	**0.11**	**0.08**	**0.05**	**0.04**
Principal Window	**May03 - Oct16**	**May03 - Jan15**	**May03 - Jul12**	**May03 - Mar10**	**May03 - Oct08**	**May03 - Feb07**	**May03 - Apr06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 03:58 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A2

Morgan Stanley

Balance	$15,000,000.00	Delay	24	WAC	5.504796151
Coupon	4.100	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-31	3.74	3.74	3.74	3.74	3.70	3.60	3.51
101-03	3.70	3.70	3.70	3.70	3.66	3.55	3.45
101-07	3.66	3.66	3.66	3.66	3.61	3.49	3.39
101-11	3.62	3.62	3.62	3.62	3.57	3.44	3.33
101-15	3.58	3.58	3.58	3.58	3.53	3.39	3.26
101-19	**3.54**	**3.54**	**3.54**	**3.54**	**3.48**	**3.33**	**3.20**
101-23	3.50	3.50	3.50	3.50	3.44	3.28	3.14
101-27	3.47	3.47	3.47	3.47	3.40	3.23	3.08
101-31	3.43	3.43	3.43	3.43	3.36	3.17	3.02
102-03	3.39	3.39	3.39	3.39	3.31	3.12	2.96
102-07	3.35	3.35	3.35	3.35	3.27	3.07	2.89
WAL	**3.46**	**3.46**	**3.46**	**3.46**	**3.11**	**2.47**	**2.11**
Mod Durn	**3.14**	**3.14**	**3.14**	**3.14**	**2.85**	**2.31**	**1.99**
Mod Convexity	**0.14**	**0.14**	**0.14**	**0.14**	**0.11**	**0.07**	**0.05**
Principal Window	**Oct03 - Mar10**	**Oct03 - Mar10**	**Oct03 - Mar10**	**Oct03 - Mar10**	**Oct03 - Oct08**	**Oct03 - Feb07**	**Oct03 - Apr06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 04:01 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A8

Morgan Stanley

Balance	$10,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-02	5.11	5.12	5.12	5.14	5.17	5.22	5.26
99-06	5.10	5.10	5.11	5.12	5.15	5.19	5.22
99-10	5.09	5.09	5.09	5.10	5.12	5.15	5.18
99-14	5.08	5.08	5.08	5.09	5.10	5.12	5.13
99-18	5.06	5.06	5.06	5.07	5.07	5.08	5.09
99-22	**5.05**	**5.05**	**5.05**	**5.05**	**5.05**	**5.05**	**5.05**
99-26	5.04	5.04	5.04	5.03	5.02	5.01	5.00
99-30	5.03	5.02	5.02	5.01	5.00	4.98	4.96
100-02	5.01	5.01	5.01	4.99	4.98	4.94	4.91
100-06	5.00	5.00	4.99	4.98	4.95	4.91	4.87
100-10	4.99	4.98	4.98	4.96	4.93	4.87	4.83
WAL	**14.22**	**13.21**	**11.34**	**8.61**	**6.15**	**4.07**	**3.18**
Mod Durn	**9.94**	**9.44**	**8.43**	**6.79**	**5.17**	**3.60**	**2.87**
Mod Convexity	**1.27**	**1.13**	**0.89**	**0.58**	**0.32**	**0.16**	**0.10**
Principal Window	**Oct16 - Apr18**	**Jan15 - Apr18**	**Jul12 - Apr18**	**Mar10 - Apr18**	**Oct08 - Jun10**	**Feb07 - Aug07**	**Apr06 - Aug06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve

Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 03:55 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

rfmsi-03s6-final -- A1

Morgan Stanley

Balance	$103,000,000.00	Delay	24	WAC	5.504796151
Coupon	5.000	Dated	04/01/2003	NET	5.181069
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-14	4.89	4.85	4.80	4.76	4.72	4.63	4.55
100-18	4.87	4.82	4.76	4.71	4.66	4.56	4.47
100-22	4.84	4.78	4.72	4.66	4.61	4.49	4.39
100-26	4.82	4.75	4.68	4.61	4.55	4.42	4.32
100-30	4.79	4.72	4.64	4.57	4.50	4.36	4.24
101-02	**4.76**	**4.69**	**4.60**	**4.52**	**4.45**	**4.29**	**4.16**
101-06	4.74	4.65	4.56	4.47	4.39	4.22	4.08
101-10	4.71	4.62	4.52	4.43	4.34	4.15	4.00
101-14	4.69	4.59	4.48	4.38	4.28	4.09	3.92
101-18	4.66	4.56	4.44	4.33	4.23	4.02	3.84
101-22	4.64	4.52	4.40	4.28	4.18	3.95	3.76
WAL	**5.94**	**4.48**	**3.51**	**2.91**	**2.52**	**1.96**	**1.66**
Mod Durn	**4.83**	**3.80**	**3.08**	**2.61**	**2.29**	**1.82**	**1.55**
Mod Convexity	**0.37**	**0.23**	**0.15**	**0.10**	**0.08**	**0.05**	**0.04**
Principal Window	**May03 - Oct16**	**May03 - Jan15**	**May03 - Jul12**	**May03 - Mar10**	**May03 - Oct08**	**May03 - Feb07**	**May03 - Apr06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.15921	1.19658	1.13	1.64126	2.92587	3.96356	4.89167

4/23/2003 03:56 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated wi be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabi ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.